

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

Jonathan G. Ornstein
Chief Executive Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

> **Re: Mesa Air Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 7, 2018**
> **CIK No. 0000810332**

Dear Mr. Ornstein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form S-1

General

1. Please fill in all the blanks for information, other than that omitted in reliance on Rule 430A under the Securities Act.

2. Please include a legible map on page i. The titles of the four hub airports are not legible.

Prospectus Summary, page 1

3. We note from your disclosures on pages 102 through 111 that your Equity Compensation

Plans may vest immediately upon a change in control. Please tell us if this offering will trigger the vesting of any of your Equity Compensation Plans, and if so, revise your filing to disclose this information in your Prospectus Summary and disclose the estimated amount of compensation expense that will be recorded upon effectiveness of the IPO.

Summary Historical Consolidated Financial and Operating Data, page 10

4.   We note your disclosure on page 11 that EBITDAR is useful in evaluating your operating performance compared to your competitors. This measure eliminates aircraft rent, which is a normal, recurring cash operating expense necessary to operate your business. Therefore, please revise this disclosure here and elsewhere within your registration statement to indicate this measure is solely used as a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated April 4, 2018.

Use of Proceeds, page 35

5.   We note from your disclosure on page 8 (The Offering) and on page 35 that you intend to repay a certain amount of your indebtedness with the offering proceeds. Please revise to disclose pro forma earnings per share to reflect the proceeds used for this debt repayment. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Quantitative and Qualitative Disclosure About Market Risk, page 62

6.   We note that you are subject to interest rate risk. Please revise your filing to disclose: (i) the quantitative information for the preceding fiscal year; and (ii) a description of the model, assumptions and parameters used to estimate the impact of interest rate changes on interest expense. Refer to Item 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

Management, page 86

7.   Please explain why you included the list of members of your management as of March 31, 2018. Include the list of current officers and directors or revise to update the date preceding the management list to the most recent practicable date.

Certain Relationship and Related Party Transactions
Shareholders' Agreements, page 112

8.   We note your description of the voting covenants in the Citigroup Shareholders' Agreement and Penguin LAX Shareholders' Agreement. Please disclose the percentage of your shares subject to the voting covenants under each of these agreements. Please clarify and quantify, if practicable, what is meant by any shares that exceed Citigroup's fully

diluted percentage interest. Similarly revise for Penguin LAX's interest, as applicable.

Principal and Selling Shareholders, page 114

9.   Please identify the individual or individuals who have voting and dispositive power with respect to the shares owned by Penguin Lax Inc. and USDR Investment Management.

10.   Please provide beneficial ownership information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Fair Value Measurements, page F-10

11.   We note that the fair value of your long-term debt was determined using level 3 inputs. Please revise your filing to disclose a description of the valuation technique(s) and the inputs used in these fair value measurements. Refer to ASC 820-10-50-2E and 50-2(bbb)(1).

Maintenance Expense, page F-12

12.   You disclose on page 48 that certain maintenance costs related to the E-175 aircraft are included in pass-through and other revenue and equally recognized as revenue and expense. Please tell us whether or not your capacity purchase agreements contain provisions for planned major maintenance activities on your aircraft, and if so, revise your filing to disclose the impact on revenues of such major maintenance activities.

Revenue Recognition , page F-12

13.   Please revise your disclosure in the last sentence of the first paragraph of your revenue recognition policy to indicate revenue recognized under your capacity purchase agreements is presented as the gross amount billed to the major airline.

14.   We note that you recognized rental income of $190.1 million and $217.6 million for fiscal 2016 and 2017, respectively, within contract revenue. Please provide us with your analysis of determining which portion of your revenue should be recorded as lease revenue under the scope of ASC 840-10-15 or as nonlease elements under ASC 605-25-15-3A(b). We also refer you to the flowchart at Section 9.33 of the AICPA's Audit and Accounting Guide for Airlines.

Exhibit Index, page II-5

15.   We note that you have not included consent of Hyatt Farber Schreck LLP in the exhibit index. Please revise or advise.

        You may contact Jim Dunn at (202) 551-3724 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Gregory R. Hall